Duke Energy®

Changing minds. Changing habits.

2006 SUMMARY ANNUAL REPORT



IN THIS REPORT



ABOUT THE COVER

Liqin Jiang is a load forecast analyst. Each day, she uses temperature, humidity, wind and other key metrics to forecast customer power demand for Duke Energy's Midwest operations for the next seven to 10 days. She must be as precise as possible to ensure that adequate supplies of power are available to meet that demand. Her analyses are just one example of how the Duke Energy team works each day to balance — and ultimately to solve — the new energy equation.

FORWARD-LOOKING STATEMENT

This report includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. One can typically identify forward-looking statements by the use of forward-looking words such as: may, will, could, project, believe, expect, estimate, continue, potential, plan, forecast and other similar words. Those statements represent Duke Energy's intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside Duke Energy's control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include: state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed at and degree to which competition enters the electric and natural gas industries; the outcomes of litigation and regulatory investigations, proceedings or inquiries; industrial, commercial and residential growth in Duke Energy's service territories; additional competition in Duke Energy's markets and continued industry consolidation; the influence of weather on company operations, including the economic, operational and other effects of hurricanes, tornados or other natural phenomena; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including any potential effects arising from terrorist attacks and any consequential hostilities; changes in environmental and other laws and regulations to which Duke Energy and its subsidiaries are subject; the results of financing efforts, including Duke Energy's ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy's credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy's transactions; the amount of collateral required to be posted from time to time in Duke Energy's transactions; growth in opportunities for Duke Energy's business units, including the timing and success of efforts to develop domestic and international power; the performance of electric generation facilities; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the ability to successfully complete merger, acquisition or divestiture plans, including the prices at which Duke Energy is able to sell assets; and the success of the business following a merger, acquisition or divestiture.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Information contained in this report is unaudited, and is subject to change.

… to solve the new energy equation.

We face a new energy equation with many variables. Increasing demand for energy is a key driver of rising energy prices. As a result, there is a renewed focus on renewable energy and energy efficiency — "save-a-watts" vs. megawatts. There is mounting concern about global climate change and further reducing air emissions. And, we must continue to grow earnings and dividends.

These variables present both challenges and opportunities. We believe we can solve this new equation with our sustainability focus. This means working to balance the needs of all of our stakeholders. These efforts will keep our prices affordable and our service reliable as we continue to work to reduce our environmental footprint and earn superior returns.

This delicate balancing act requires us to challenge conventional wisdom with new thinking and innovation. It means changing our own minds and habits and those of our stakeholders. We must still generate megawatts, but we believe we can produce significant save-a-watts as well. In 2006, we repositioned Duke Energy to do just that. Read on …



Dear fellow investors, customers, employees and all who have a vested interest in our success — our partners, suppliers, policymakers, regulators and communities:

I want to thank the entire Duke Energy team for accomplishing both a merger and a spinoff last year. Never before in my career have I seen people work so hard to resolve so many complex issues. Our many financial, operational and policy accomplishments in 2006 were the result of your dedication and support.

For our other stakeholders, let me summarize our key accomplishments simply by saying that we did what we said we would do in our 2006 Charter.

2006 ongoing diluted earnings per share of $1.81 exceeded 2005 ongoing diluted earnings per share of $1.73. Duke Energy's total shareholder return for 2006, before the spinoff of Spectra Energy in early 2007, was 26.3 percent. We outperformed both the Philadelphia Stock Exchange Utility Sector Index (20 percent) and the S&P 500 Index (15.8 percent).

The strategic steps we took last year positioned the company for growth in 2007 and beyond. We established an industry-leading electric power platform through the successful execution of the merger with Cinergy — and we did it in 11 months.

(LEFT) JAMES E. ROGERS, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Looking back. Looking forward.

2006 was a transformational year for Duke Energy. By taking decisive actions, we lowered our risk profile and repositioned the company. As a leading pure-play electric company with a strong balance sheet, we are in a favorable position to achieve our 2007 goals, which will drive earnings and dividend growth over the long term.

2006 Major Achievements

- ☑ Merged with Cinergy to increase the scale and scope of our power business.
- ☑ Reduced our risk profile by selling our unregulated power plants outside the Midwest and by selling our Commercial Marketing and Trading business.
- ☑ Formed a joint venture with Morgan Stanley Real Estate Fund for Crescent Resources.
- ☑ Repurchased $500 million of stock.
- ☑ Acquired, filed for certificate, or announced our intent to build new generation assets throughout our five states. We estimate that we will need to increase our generating capacity by approximately 6,400 megawatts over the next 10 years.
- ☑ Announced numerous expansions of our gas transmission system.
- ☑ Achieved our 2006 employee incentive target.
- ☑ Spun off Spectra Energy on Jan. 2, 2007.

Goals for 2007*

- ☐ Establish the identity and culture of the new Duke Energy, unifying our people, values, strategy, processes and systems.
- ☐ Optimize our operations by focusing on safety, simplicity, accountability, inclusion, customer satisfaction, cost management and employee development.
- ☐ Achieve public policy, regulatory and legislative outcomes that balance our customers' needs for reliable energy at competitive prices with our shareholders' expectation of superior returns.
- ☐ Invest in energy infrastructure that meets rising customer demands for reliable energy in an efficient and environmentally sound manner.
- ☐ Achieve 2007 financial objectives and position the company to meet future growth targets.

*See the 2007 Duke Energy Charter on page 9.

We reduced our earnings volatility and business risk by selling our commercial marketing and trading operations, and effectively half of our real estate development company, Crescent Resources. These transactions raised almost $2 billion in after-tax cash, most of which will be invested in our lower-risk, energy infrastructure businesses.

In customer satisfaction, we have consistently ranked in the top quartile in several independent utility studies. Last year, our utility companies in the South and Midwest finished in the top 10 nationally in the Key Account Benchmark Study. In addition, we ranked first in the South and best in the nation among small and mid-sized business customers, according to J.D. Power and Associates.

We provided leadership on industry issues. I currently serve as chairman of Edison Electric Institute and I co-chair the National Action Plan on Energy Efficiency and the Alliance to Save Energy. Other members of the Duke Energy leadership team also help to shape the state and federal policy decisions that affect our business.

We continued to build a high-performance, sustainability-focused culture characterized by diversity, inclusion, employee development and leadership. And we established new safety incentives for 2007 to reinforce our concern for each other and our customers.

SO WHY DID WE CHOOSE TO GET LARGER AND THEN GET SMALLER?

Very simply, scale and focus.

Our merger with Cinergy in April 2006 gave our electric business the scale it needed to stand alone. To unlock even greater value, three months later we announced that we would separate our natural gas business and our electric business into two strong pure-play companies: Spectra Energy for gas and Duke Energy for electric power. We completed the spinoff of Spectra Energy in January 2007. Today Duke Energy is one of the top five electric companies in the United States in market capitalization.

Having the strategic focus of a pure-play electric company will help us meet the challenges and seize the opportunities to solve what we call the new energy equation.

In this equation, we must meet our customers' needs for affordable and reliable electric power while meeting more stringent environmental rules that will inevitably increase costs.

We must raise capital for long-term investments in more environmentally friendly generation capacity, renewable energy and energy efficiency. And we must reassure investors who may be wary of long-term capital construction programs.

Balancing these factors and solving the new energy equation will require a new approach to utility regulation. It will require us to change minds and change habits. It will require us to see and understand the goals of each of our stakeholder groups. This letter and the rest of this report will detail our plans to do that.

WHAT INVESTORS CAN EXPECT IN 2007 AND BEYOND

Our strategy to increase earnings and dividends in the long term is straightforward:

- Steadily improve our sales growth
- Earn solid returns on our significant capital investments, and
- Continue achieving additional cost reductions from the merger and from our continuous improvement efforts.

These three drivers — sales, investments and cost savings — are essential to achieving both our 2007 financial objectives and long-term growth.

You can read all of our 2007 objectives in our Charter on page 9. Our 2007 employee incentive target of $1.15 per share is based on ongoing diluted earnings. The $1.15 serves as the basis for 4 to 6 percent annual earnings growth through the end of 2009. We expect dividend growth to be in line with earnings growth.

Our business plan projects a quarterly dividend increase of $0.01 beginning in the third quarter of 2007. This dividend increase — to be decided by the board of directors — would be in line with our expectation to increase dividends consistent with a 70 to 75 percent payout target.

SOLVING THE NEW ENERGY EQUATION: CHANGING MINDS AND CHANGING HABITS

Our actions in 2006 put us in a strong position to grow as we address the variables of the new energy equation:

- Building new power plants to meet steadily increasing demand
- Using a diverse mix of fuels and technologies at our new plants to limit our future price, reliability and environmental risks
- Deploying new technologies to modernize our transmission and distribution grids to boost efficiency and reliability, and to support new energy efficiency initiatives
- Obtaining legislation and regulatory treatment that will let us recover our financing costs as we build new and more efficient power plants (megawatts) and as we promote energy efficiency ("save-a-watts") with new initiatives on both sides of the meter
- Realizing the efficiencies and cost savings from the merger while maintaining our operational excellence, and
- Shaping new federal rules that limit carbon emissions to ensure our customers and other stakeholders are fairly treated.

We will solve the new energy equation by challenging conventional wisdom. We will invest in new technology. We will balance the variables by working collaboratively with all stakeholders to find the best and fairest solutions.

Let me briefly highlight each variable and spell out our strategy for addressing it. This will also give you a good overview of our near-term and long-term growth strategies.

Building new power plants to meet steadily increasing demand. In the Carolinas, we are adding between 40,000 and 60,000 new customers annually. In Indiana, Kentucky and Ohio, we are adding 11,000 to 16,000 new customers each year. For the next three years, we expect annual kilowatt-hour sales growth of about 1.5 percent in the Carolinas and about 1 percent in the Midwest.

We are required by law to meet the electric power needs of our customers as economically and reliably as possible. Each year, we perform an extensive analysis to update our forecasts for customer power demand and study all viable and economical options to meet that demand. In the past, we have been successful in meeting our customer growth by operating our power plants efficiently, by purchasing peaking power plants and by buying power on the wholesale market as needed.

Today's growth projections suggest that we will need to increase our generating capacity by approximately 6,400 megawatts over the next 10 years. Most of this new capacity will be in the Carolinas, and the remainder in Indiana.

Even now, we need nearly 1,500 megawatts of new generation in Ohio to meet existing demand. We plan to build or buy new generation there if the state enacts legislation that will allow utilities to own generation facilities.

Our newest base load plants — those designed to operate around the clock — were completed in 1986 in the Carolinas and in 1991 in the Midwest. It takes six to 10 years to plan, permit and construct such plants. We are seeking permits now for plants that we'll need in 2011, when we expect to have more than 250,000 additional customers.

We anticipate annual capital expenditures of approximately $3.5 billion from 2007 through 2009 for expansion of our generation capacity, environmental retrofits, nuclear fuel, maintenance and other expenses. Included in this amount is expansion capital for:

- Expanding generation in North Carolina
- Planning a new cleaner-coal integrated gasification combined cycle (IGCC) plant in Indiana, and
- Exploring the development of a new nuclear plant in South Carolina.

We expect that new generation and other infrastructure investments over the next three years will increase the total rate base in our five states by about 25 percent from the current $16 billion to $20 billion (less depreciation and amortization). The returns generated from a growing rate base will ultimately translate into long-term earnings growth — and we expect our rates to remain below the national average.

COMPARISON OF 2006 TOTAL RETURN


30%
15%
0
26.3%
15.8%
20.0%

LEGEND
- Duke Energy Corporation
- S&P 500 Index
- Philadelphia Stock Exchange Utility Sector Index

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN


$ 200
$ 150
$ 100
$ 50
0

	Dec. 01	Dec. 02	Dec. 03	Dec. 04	Dec. 05	Dec. 06
□	$ 100	$ 51.80	$ 57.98	$ 75.50	$ 85.39	$ 107.81
□	$ 100	$ 77.90	$ 100.25	$ 111.15	$ 116.61	$ 135.02
□	$ 100	$ 81.65	$ 101.95	$ 128.57	$ 151.99	$ 182.44

Assumes $100 was invested on December 31, 2001 in company common stock and each index. Values are as of December 31 assuming dividends are reinvested.

OVER A FIVE-YEAR PERIOD BEGINNING DECEMBER 31, 2001, DUKE ENERGY'S TOTAL SHAREHOLDER RETURN (TSR) HAS LAGGED BOTH THE S&P 500 INDEX AND THE PHILADELPHIA STOCK EXCHANGE UTILITY INDEX. BUT, IN 2006, INVESTORS RESPONDED FAVORABLY TO THE DECISIVE ACTIONS WE TOOK TO LOWER OUR RISK PROFILE AND REPOSITION DUKE ENERGY AS A LEADING PURE-PLAY ELECTRIC COMPANY. DUKE ENERGY'S TSR FOR 2006 (PRE-SPINOFF OF SPECTRA ENERGY) WAS 26.3 PERCENT, WHICH EXCEEDED THE PHILADELPHIA STOCK EXCHANGE UTILITY SECTOR INDEX (20 PERCENT) AND THE S&P 500 INDEX (15.8 PERCENT).

Using a diverse mix of fuels and technologies at our new plants to limit our future price, reliability and environmental risks. One of the reasons our average price for electricity is below the national average is that 98 percent of our energy is generated from coal and nuclear power.

For our Cliffside Station, we proposed building two new 800-megawatt units using supercritical coal technology. This is the most environmentally efficient pulverized coal technology available today. Because of their increased efficiencies, these plants typically burn 10 percent less coal than conventional units and emit significantly less sulfur dioxide and nitrogen oxide.

As I was finishing this letter, we received a notice of decision from the North Carolina Utilities Commission (NCUC), which authorized building one of the two units. The commission also accepted our commitment to invest 1 percent of our revenues in the Carolinas for energy efficiency, subject to appropriate regulatory treatment, and our plan to retire older, less efficient units.

Our cost estimates were based on two units, and we still need an air permit for this project. So as you read this, we are studying the Cliffside project to determine how to proceed. We won't make a decision until we have a clearer understanding of the overall costs as well as the conditions of the air permit. We are also evaluating the possibility of enhancing and accelerating natural gas-fired plants in our portfolio.

In Indiana, we continue to explore development of a new 630-megawatt IGCC plant. IGCC technology is less proven, but has the potential to significantly reduce emissions. Additionally, the geology of the plant location is conducive to underground storage of captured carbon emissions. We believe that investing in this next generation of coal-plant technology is an important part of meeting our environmental commitments.

Because the Cliffside and IGCC projects use more environmentally friendly technologies, they were authorized for significant federal tax credits by the U.S. Department of Energy upon their completion. This is further evidence that Duke Energy is on the forefront of new cleaner coal technology.

We are also proposing to build a new nuclear plant in South Carolina. New nuclear plants will encounter challenges, including used fuel storage, cost recovery and a new licensing process. But nuclear energy has one big advantage: It produces no greenhouse gas emissions, and we believe that will help offset the other challenges.

Deploying new technologies to modernize our transmission and distribution grids to boost efficiency and reliability, and to support new energy efficiency initiatives. Complementing our capital investments in new generation is our renewed commitment to energy efficiency. Our job is to educate and support our customers — to change minds and habits — to help them better manage their energy use to reduce both peak and overall demand.

Energy efficiency can be measured in save-a-watts, the number of megawatts we don't need to supply when customers are being smart about their energy consumption. Efficient energy practices are just as important as coal, nuclear, natural gas and renewable energy. That's why we think of efficiency as the "fifth fuel."

With our strong customer relationships and back office systems, we are well positioned to make energy efficiency a significant part of our portfolio. Duke Energy has appointed a vice president of energy efficiency, a chief technology officer and a vice president of regulatory strategy. You will meet them in the pages that follow. We believe that their focused approach will make energy efficiency a new asset for all of our stakeholders, especially our customers and investors.

Energy efficiency is the core of our commitment to building a sustainable business model. We intend to manage financial, environmental and social opportunities and risks effectively, so we'll still be doing business many years from now.

You can be part of our commitment to sustainability leadership, too. We are again offering to make a $1 donation to The Nature Conservancy for every shareholder who signs up for electronic delivery of our annual report, proxy statement and our other financial information. Currently, more than 80,000 of you have chosen electronic delivery, and we intend to make an equivalent donation in dollars to The Nature Conservancy. Electronic delivery helps us in two ways: It preserves our natural resources, and it significantly reduces our printing and mailing costs. You need to sign up only once, and you can do so at this Web link: https://www.icsdelivery.com/duk/index.html.

Obtaining legislation and regulatory treatment that will let us recover our financing costs as we build new and more efficient power plants (megawatts) and as we promote energy efficiency (save-a-watts) with new initiatives on both sides of the meter. We are working this year to create a regulatory framework that balances the needs of our customers, our investors and our environment. Allowing us to recover financing costs as we incur them would lower the overall cost of projects as well as allow us to spread out rate increases over the course of the building cycle, avoiding large one-time increases.

We are pursuing such legislation in the Carolinas that would cover both the Cliffside station in North Carolina and a proposed new nuclear station in South Carolina. We are also seeking to recover our upfront development costs for the nuclear plant. We have been clear that we will not move forward with a nuclear plant unless we know that we can recover our financing costs in rates as we build.

In Ohio, we are pursuing a two-part regulatory strategy: First, we filed a request to extend the Rate Stabilization Plan through 2010. Second, we are also promoting legislation that would allow a regulated distribution company the choice of whether to build or to purchase new generation.

Success on this front depends on our ability to change minds. We need to persuade legislators and regulators to give energy efficiency investments the same weight as new generation investments. Conventional wisdom says that regulators reward us for selling more of our product, not less. We want to change the paradigm, by persuading them that utilities should be rewarded for energy efficiency as well as sales. If we can earn almost as much for saving a watt as for making a watt, everyone will benefit. With this kind of economic impartiality, we can provide reliable service, conserve precious resources and reduce emissions while still delivering a fair return to our investors.

We believe we can succeed with our regulatory agenda. We are seeking a consensus on policies that balance the needs of all of our stakeholders. This collaborative approach has produced constructive regulatory outcomes for our stakeholders before.

2007 Duke Energy Charter

We are Duke Energy, a leading energy company focused on electric power and gas distribution operations in the Americas. We energize our communities and enhance the quality of life for the people who live there. Our purpose is to create superior and sustainable value for our customers, employees, communities and investors through the production, delivery and sale of energy and energy services.

To be successful in 2007 and beyond, we must:

- Establish the identity and culture of the new Duke Energy, unifying our people, values, strategy, processes and systems.
- Optimize our operations by focusing on safety, simplicity, accountability, inclusion, customer satisfaction, cost management and employee development.
- Achieve public policy, regulatory and legislative outcomes that balance our customers' needs for reliable energy at competitive prices with our shareholders' expectation of superior returns.
- Invest in energy infrastructure that meets rising customer demands for reliable energy in an energy efficient and environmentally sound manner.
- Achieve 2007 financial objectives and position the company to meet future growth targets.

In conducting our business, we value:

- ***Stewardship*** — A commitment to health, safety, environmental responsibility and our communities.
- ***Integrity*** — Ethically and honestly doing what we say we will do.
- ***Safety*** — A relentless commitment to working safely and looking out for the safety of our co-workers and others with whom we do business.
- ***Respect for the Individual*** — Embracing diversity and inclusion, enhanced by openness, sharing, trust, teamwork and involvement.
- ***High Performance*** — Achieving superior business results, stretching our capabilities and valuing the contributions of every employee.
- ***Win-Win Relationships*** — Having relationships which focus on the creation of value for all parties.
- ***Initiative*** — Having the courage, creativity and discipline to lead change and shape the future.

We will be successful when:

- Our investors realize a superior return on their investment over time.
- Our customers, suppliers and communities benefit from our business relationships.
- Every employee starts each day with a sense of purpose, and ends each day safely with a sense of accomplishment.

"Our challenges are as great as our opportunities, but I am confident that by listening to all of our stakeholders and engaging them in our efforts, we will solve the new energy equation — for the benefit of all."

Realizing the efficiencies and cost savings from the merger while maintaining our operational excellence. We are on track to realize $650 million in net savings from the Cinergy merger over the first five years. We are beginning to see the full benefits of those savings as most of the merger-related rate reductions expire this year. In 2007, we are focusing on continuous improvement. We intend to carefully manage our costs and simplify our operations to deliver our products and services as reliably and efficiently as possible.

Shaping new federal rules that limit carbon emissions to ensure our customers and other stakeholders are fairly treated. Duke Energy is the third-largest consumer of coal in the United States, so we are mindful of our environmental responsibilities. A growing body of scientific evidence suggests that the burning of fossil fuels is changing our climate. We are committed to making the best technology choices, ones that will limit our emissions and optimize our investments so that we can keep our prices competitive.

Reducing greenhouse gases with advanced power generation technology will take decades and cost billions of dollars. The work will continue well into this century. But if we don't begin to solve the problem now, the costs will go even higher.

To demonstrate our corporate commitment to tackling this issue, in January 2007, Duke Energy joined the United States Climate Action Partnership (USCAP). This diverse coalition of businesses and environmental groups includes Alcoa, DuPont, Caterpillar, General Electric and other utilities — FPL Group, PG&E Corp. and PNM Resources — as well as Environmental Defense, Natural Resources Defense Council, World Resources Institute and the Pew Center on Global Climate Change. Together, we have begun a dialogue and offered recommendations on national policies for dealing with this pressing issue. Additionally, in partnership with the U.S. Department of Energy, we are researching underground carbon storage at our East Bend Station in Kentucky.

PATIENCE IS NEEDED TO CHANGE MINDS AND HABITS

The strategies I've outlined will position Duke Energy to be a leader on several fronts, including new technologies, energy efficiency, continuous improvement and sustainability. Our challenges are as great as our opportunities, but I am confident that by listening to all of our stakeholders and engaging them in our efforts, we will solve the new energy equation — for the benefit of all.

I again thank our employees, management and board of directors — both past and present — for our many successes in 2006. You achieved our strategic agenda while keeping the gas flowing and the lights on.

I thank our investors for your support during the merger and the spinoff. Your confidence in us is the best evidence that the new direction we have taken to become one of the nation's premier electric companies is the right direction.

We are energized by the prospects of a bright future. We have a solid investment proposition, and we are in a strong position to change minds and habits to create significant value for all of our stakeholders. From a sustainability standpoint, I believe that our grandchildren will be proud of how we are addressing the energy and environmental issues of our day.



James E. Rogers
Chairman, President and Chief Executive Officer

March 2, 2007

FINANCIAL HIGHLIGHTS[a]

(In millions, except per-share amounts)	2006	2005	2004	2003[c]	2002
Statement of Operations					
Operating revenues	**$ 15,184**	$ 16,297	$ 19,596	$ 17,623	$ 14,757
Operating expenses	**12,493**	13,416	16,441	16,632	12,313
Gains on sales of investments in commercial and multi-family real estate	**201**	191	192	84	106
Gains (losses) on sales of other assets and other, net	**276**	534	(416)	(199)	32
Operating income	**3,168**	3,606	2,931	876	2,582
Other income and expenses, net	**1,008**	1,809	304	550	352
Interest expense	**1,253**	1,066	1,282	1,331	1,116
Minority interest expense	**61**	538	200	62	91
Earnings from continuing operations before income taxes	**2,862**	3,811	1,753	33	1,727
Income tax expense (benefit) from continuing operations	**843**	1,282	507	(52)	544
Income from continuing operations	**2,019**	2,529	1,246	85	1,183
(Loss) income from discontinued operations, net of tax	**(156)**	(701)	244	(1,246)	(149)
Income (loss) before cumulative effect of change in accounting principle	**1,863**	1,828	1,490	(1,161)	1,034
Cumulative effect of change in accounting principle, net of tax and minority interest	**—**	(4)	—	(162)	—
Net income (loss)	**1,863**	1,824	1,490	(1,323)	1,034
Dividends and premiums on redemption of preferred and preference stock	**—**	12	9	15	13
Earnings (loss) available for common stockholders	**$ 1,863**	$ 1,812	$ 1,481	$ (1,338)	$ 1,021
Ratio of Earnings to Fixed Charges[d]	**3.2**	4.7	2.3	—[b]	2.0
Common Stock Data					
Shares of common stock outstanding[e]					
Year-end	**1,257**	928	957	911	895
Weighted average – basic	**1,170**	934	931	903	836
Weighted average – diluted	**1,188**	970	966	904	838
Earnings (loss) per share					
Basic	**$ 1.59**	$ 1.94	$ 1.59	$ (1.48)	$ 1.22
Diluted	**$ 1.57**	$ 1.88	$ 1.54	$ (1.48)	$ 1.22
Dividends per share	**$ 1.26**	$ 1.17	$ 1.10	$ 1.10	$ 1.10
Balance Sheet					
Total assets	**$ 68,700**	$ 54,723	$ 55,770	$ 57,485	$ 60,122
Long-term debt including capital leases, less current maturities	**$ 18,118**	$ 14,547	$ 16,932	$ 20,622	$ 20,221
Capitalization					
Common equity	**55%**	50%	45%	37%	36%
Preferred stock	**0%**	0%	0%	0%	1%
Trust preferred securities	**0%**	0%	0%	0%	3%
Total common equity and preferred securities	**55%**	50%	45%	37%	40%
Minority interests	**2%**	2%	4%	5%	5%
Total debt	**43%**	48%	51%	58%	55%

[a] Significant transactions reflected in the results above include: 2006 merger with Cinergy (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Acquisitions and Dispositions"), 2006 Crescent joint venture transaction and subsequent deconsolidation effective September 7, 2006 (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Acquisitions and Dispositions"), 2005 DENA disposition (see Note 13 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Discontinued Operations and Assets Held for Sale"), 2005 deconsolidation of DEFS effective July 1, 2005 (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Acquisitions and Dispositions"), 2005 DEFS sale of TEPPCO (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Acquisitions and Dispositions") and 2004 DENA sale of the Southeast plants (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Acquisitions and Dispositions").

[b] Earnings were inadequate to cover fixed charges by $241 million for the year ended December 31, 2003.

[c] As of January 1, 2003, Duke Energy adopted the remaining provisions of Emerging Issues Task Force (EITF) 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and for Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-03) and SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). In accordance with the transition guidance for these standards, Duke Energy recorded a net-of-tax and minority interest cumulative effect adjustment for change in accounting principles. (See Note 1 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Summary of Significant Accounting Policies," for further discussion.)

[d] Includes pre-tax gains of approximately $0.9 billion, net of minority interest, related to the sale of TEPPCO GP and LP in 2005 (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Acquisitions and Dispositions").

[e] 2006 increase primarily attributable to issuance of approximately 313 million shares in connection with Duke Energy's merger with Cinergy (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K, "Acquisitions and Dispositions").

See Notes to Consolidated Financial Statements in Duke Energy's 2006 Form 10-K.

DUKE ENERGY BUSINESS SEGMENTS

U.S. Franchised Electric and Gas



2007 EBIT CONTRIBUTION

U.S. Franchised Electric and Gas, which operates in North Carolina, South Carolina, Indiana, Ohio and Kentucky, is our largest business segment and our primary source of earnings growth. We expect this segment to represent approximately 79 percent of forecasted 2007 ongoing total segment earnings before interest and taxes (EBIT).* It includes:

- A $16 billion retail rate base
- 3.9 million electric customers
- 500,000 gas customers in Ohio and Kentucky
- 47,000 square miles of service territory
- 28,000 megawatts of regulated generation.

Commercial Power



2007 EBIT CONTRIBUTION

Duke Energy's Commercial Power business owns and operates unregulated power plants, primarily in the Midwest. Almost all of the results for this business come from sales to retail customers in Ohio under that state's Rate Stabilization Plan. Also in this segment is Duke Energy Generation Services (DEGS), which develops, owns and operates electric generation sources that serve large energy consumers, municipalities, utilities and industrial facilities. We expect this segment to represent approximately 7 percent of forecasted 2007 ongoing total segment EBIT.* It includes:

- 8,100 megawatts of unregulated generation, most of which is dedicated to regulated customers.

Duke Energy International



2007 EBIT CONTRIBUTION

Duke Energy's international electric generation operations are located in Central and South America. We expect this segment to represent approximately 11 percent of forecasted 2007 ongoing total segment EBIT.* It includes:

- Approximately 4,000 megawatts of generation, primarily hydroelectric power, in six countries: Argentina, Brazil, Ecuador, El Salvador, Guatemala and Peru.

Crescent Resources



2007 EBIT CONTRIBUTION

Formed more than 40 years ago by Duke Energy, Crescent Resources manages land holdings and develops high-quality commercial, residential and multi-family real estate projects. We expect this segment to represent approximately 3 percent of forecasted 2007 ongoing total segment EBIT.* In 2006, Duke Energy worked with Morgan Stanley Real Estate Fund to create an effective 50/50 joint venture.

- Crescent Resources is in 10 states, primarily in the southeastern and southwestern United States.

Taking the U.S. Franchised Electric and Gas and Commercial Power segments together, we expect more than 85 percent of Duke Energy's forecasted 2007 ongoing total segment EBIT will come from sales to regulated customers.

*2007 forecasted ongoing total segment EBIT excludes results for the operations labeled Other.





DUKE ENERGY AT A GLANCE:

Repositioning our business

In January 2007, Duke Energy Corporation became one of the largest pure-play electric power holding companies in the United States. Our utility companies supply and deliver energy to 3.9 million U.S. customers. We have about 37,000 megawatts of electric generating capacity in the Midwest and the Carolinas, natural gas distribution services in Ohio and Kentucky, and approximately 4,000 megawatts of electric generation in Latin America. Duke Energy is also a joint-venture partner in a U.S. real estate company.

GIANNA MANES IS SENIOR VICE PRESIDENT OF REGULATED PORTFOLIO OPTIMIZATION AND FUELS AT DUKE ENERGY'S U.S. FRANCHISED ELECTRIC AND GAS BUSINESS. THE ORGANIZATION SHE LEADS BUYS AND SELLS ELECTRICITY IN THE WHOLESALE MARKET AND PURCHASES COAL AND NATURAL GAS FOR THE GENERATION FLEET.





Changing minds by thinking differently

Over the next three years, Duke Energy's regulated businesses plan to invest more than $9 billion to strengthen customer service and reliability, and to meet steadily growing demand. Besides investing in additional megawatt-hours from new plants, we are supporting a "save-a-watt" business model focused on energy efficiency to offset the need for more plants, even as demand continues to grow. With this new model, energy efficiency becomes a sustainable system resource that plays a more significant role in our plans to meet customers' increasing demand for electricity.

We are working with policymakers to find the best way to address the timely recovery of these investments. We believe that recovering financing costs as we build and implementing a regulatory framework that encourages investments in energy efficiency will result in smaller, more manageable rate increases. This is a win-win proposition for our customers and our investors. We also believe that investments in energy efficiency should be put on an equal footing with investments in new generation. With comparable earnings on investments, we would be economically impartial to meeting our customers' growing demand for electricity with investments in energy efficiency or new generation.

BEVERLY MARSHALL (LEFT), VICE PRESIDENT FOR FEDERAL POLICY AND GOVERNMENT AFFAIRS AT DUKE ENERGY, AND JULIE GRIFFITH, VICE PRESIDENT FOR STATE GOVERNMENT AFFAIRS AT DUKE ENERGY INDIANA, ARE TWO KEY MEMBERS OF DUKE ENERGY'S PUBLIC POLICY TEAM.

Defining the new energy equation

For more than a century, we have supplied our customers with affordable and reliable electricity. Our product is considered an essential service. It has also made possible many innovative technologies that enhance our customers' standard of living. And it has helped keep our local and state economies competitive in the global marketplace.

Providing adequate power was once as simple as balancing supply and demand. Although that is still the core of what we do, times have changed. Today, we face the unprecedented challenge of solving a new energy equation.

During a time of rising and volatile fuel prices, historic environmental challenges and industry restructuring, the demand for electricity continues to grow. With our commitment to sustainability, we must balance the growing demand for power with the investments needed to supply it — while reducing our environmental impact and keeping prices affordable.

This requires new thinking on both the policy and technology fronts.

To meet the growing demand for power, we are investing in a new generation of highly efficient and environmentally advanced power plants, new environmental controls for existing plants, and transmission and distribution system upgrades. Our emphasis on new energy efficiency programs and technologies will help meet growing demand.

We call energy efficiency the "fifth fuel" because it complements coal, nuclear power, natural gas and renewable energy, the four primary sources of electric power for the future. We see it as one of our most promising solutions, because the most environmentally sound, inexpensive and reliable kilowatt-hour is the one we don't have to produce. Generating "save-a-watts" is just one part of the equation that requires our customers to change how they use electricity. We are looking at ways to help them do that.

UNDERSTANDING THE VARIABLES

Solving the new energy equation means understanding all of its variables. One of the most significant and unpredictable variables is future environmental regulation. Today's irregular patchwork of federal and state environmental requirements has already prompted substantial investments.

Recognition of global warming as a serious problem has increased the call for regulation of greenhouse gases, primarily carbon. Mandatory carbon dioxide (CO_2) emission reductions are being considered in Congress. When legislation passes, utilities will need to make substantial investments to comply. It is critical that any such carbon regulations be phased in to avoid causing economic disruption and that the affected companies receive emission allowances to defray the cost of compliance.

POLICY LEADERSHIP

Our stakeholders, particularly our customers, investors and communities, expect us to play a leading role in shaping a national policy that addresses this national and global challenge. We take that responsibility seriously. Our goal is a policy that will slow the growth of greenhouse gases and then begin to reduce them — while protecting the economy and our customers from price shocks.

Another variable is the prospect of mandatory renewable portfolio standards (RPS) at both the federal and state level. Twenty-two states currently have such standards, which require electric utilities to generate anywhere from 5 to 20 percent of their power from "climate-friendly" renewable energy sources such as solar, wind, geothermal and agricultural waste, over varying periods of time. Congress is evaluating legislative proposals for a national RPS.

As a company focused on sustainability, we have invested in pilot projects involving wind and agricultural waste so that we can gain an understanding of the technologies and costs that would be required on a larger scale before mandatory standards are put in place. Today, we are also the second-largest generator of renewable hydroelectric power in the United States among investor-owned utilities.

Like any other publicly traded company, we have a responsibility to meet our customers' needs while recovering our investments and earning a good return on those investments for our shareholders. To solve the new energy equation, we must use nuclear, coal, natural gas, renewable energy and energy efficiency. Our strategy for doing so is outlined on the following pages.



Balancing supply and demand

When you flip that light switch, adjust your air conditioning, turn your television on or boot up your computer, you expect power. But do you think about where it comes from? Duke Energy generates electricity from a variety of fuels: coal, natural gas, nuclear and renewable hydroelectric sources. Energy efficiency, the "fifth fuel," is also part of the mix. This diversity means that we're not overly dependent on any single fuel, and it helps us address fuel price fluctuations and environmental risks. We must also keep our fuel mix in balance to meet steadily growing demand. This is all part of the company's Integrated Resource Plan, which determines the best options to meet our customers' electricity needs over the next 20 years. Using input from many stakeholders, we update the plan periodically with the goal of finding the most efficient and economical resources — both in power generation and in energy efficiency — to meet future demand.

JANICE HAGER IS MANAGING DIRECTOR OF INTEGRATED RESOURCE PLANNING FOR DUKE ENERGY. HER TEAM ENSURES THAT DUKE ENERGY'S SUPPLY OF ELECTRICITY KEEPS PACE WITH GROWING CUSTOMER DEMAND WHILE COMPLYING WITH ENVIRONMENTAL REQUIREMENTS.



Balancing regulated and non-regulated assets

When electric generation was deregulated in Ohio in 2001, many people expected a fully competitive market to develop in the first five years. But that didn't happen. As the end of that five-year period drew near, regulators, utilities and customers realized that an immediate shift to market-based rates in 2006 would probably result in large price increases over a short time, as had occurred in other states. To minimize rate shock and to permit a gradual transition to market-based rates, state regulators worked with Ohio's electric utilities, including Duke Energy Ohio, to develop rate stabilization plans (RSPs). These plans provide customers with stable, predictable rates for a number of years — in Duke Energy's case, from 2006 through 2008. In late 2006, Duke Energy Ohio asked regulators to extend its RSP by an additional two years, through 2010. Under the proposed extension, which is being reviewed, the utility's unregulated generating assets in Ohio would continue to serve the state's retail customers. The plan supports continued electric system reliability and sends clear price signals to customers, while helping to maintain a stable revenue stream for the company.

DAVE CELONA, VICE PRESIDENT FOR GOVERNMENT AND REGULATORY AFFAIRS AT DUKE ENERGY OHIO, IS WORKING TO PROVIDE STABILITY TO OHIO'S ELECTRIC INDUSTRY BY PROMOTING THE EXTENSION OF THE COMPANY'S RATE STABILIZATION PLAN.



Balancing reliability and cost

Just as demand for electric power is increasing, so is the demand for even greater reliability of that power supply. This is primarily driven by our increasingly digital society. More and more appliances and equipment — from plasma televisions to automated assembly lines — are using more kilowatt-hours to power more digital circuits. A power interruption of even a few seconds is not only inconvenient, but it can have a major economic impact as well. At Duke Energy, we work around the clock to supply power reliably. One way we do that is to ensure that we operate our supply and delivery operations — generation, transmission and distribution — efficiently and safely, and in a way that protects the environment. This balanced approach helps keep our reliability and customer satisfaction high, and it helps us better manage our operation and maintenance costs, which is important to our investors. Our power delivery networks play a critical role in our energy efficiency and reliability efforts. Investing in a smart grid will help us achieve our "fifth fuel" initiatives and enhance our service and reliability.

THEOPOLIS HOLEMAN IS SENIOR VICE PRESIDENT OF POWER DELIVERY FOR
DUKE ENERGY'S U.S. FRANCHISED ELECTRIC AND GAS OPERATIONS. HIS TEAM IS RESPONSIBLE
FOR KEEPING POWER QUALITY AND RELIABILITY HIGH — 24/7.



Changing habits with a smarter grid

We believe we can change energy habits, including our own, by deploying new energy-saving technologies. One promising technology available now is advanced metering — the replacement of the simple billing meter with one capable of two-way communication over our distribution grid. The day when all of our customers will be able to log in to our Web site and see their hourly energy use is not far off.

With our customers' permission, these new meters would give us the ability to control high-energy-use appliances and equipment during peak demand times, without inconveniencing customers or business owners, who would also share in the savings.

Smart meters will also enhance our ability to measure and verify the impacts of our energy efficiency programs. This is critical for energy efficiency to become a reliable system resource for meeting customer demand for electricity. Remote metering over our network would also let us predict trouble, pinpoint outages and restore power faster. This solution should be more economical than paying for a new power plant, and most of the smart grid's cost would be offset by the operational and power procurement savings.

Advanced metering is just one of the energy and cost-saving technologies we are exploring to change minds and habits.

DAVID MOHLER (LEFT) IS VICE PRESIDENT AND CHIEF TECHNOLOGY OFFICER AT DUKE ENERGY; TED SCHULTZ IS VICE PRESIDENT FOR ENERGY EFFICIENCY. THEIR TEAMS ARE COMMITTED TO DEPLOYING THE BEST PRACTICES AND TECHNOLOGIES TO HELP OUR CUSTOMERS USE ENERGY MORE WISELY.

Solving the new energy equation

It is clear that we need to invest in enhanced reliability and in the expansion of our capacity to generate electricity to meet growing customer demand. We know that investments in new state-of-the-art generation, renewables and energy efficiency can be made reasonably with appropriate and timely cost recovery.

Historically, regulators have rewarded utilities for selling more of their product, not less. To solve the new energy equation, we need to change minds about the types of investments that should be eligible for recovery through rates.

We are especially interested in building public support for investments in energy efficiency — the "fifth fuel," which lowers overall customer demand and reduces or eliminates greenhouse gases and other emissions.

We are working to shift the paradigm in the way regulators treat the business of energy efficiency and in the way utilities develop and deliver such programs. We believe utilities are uniquely positioned to provide universal access to energy efficiency services and new technologies to their customers. This would dramatically change the way utilities develop and deliver energy efficiency programs as part of their standard customer offerings.

To create a sustainable "fifth fuel" system resource accessible by all customers, energy efficiency investments must be on par with new generation investments.

STRIKING A BALANCE

Changing the regulatory paradigm will also help us avoid some of the price jumps that can occur when a new plant, project, initiative or program finally gets up and running. Such constructive regulatory treatment would give us and others in our industry further incentives to explore and invest in these programs and projects.

BUILDING A CONSENSUS

To achieve this goal, we are collaborating with numerous stakeholder groups. We hope to build a consensus that will convince lawmakers and regulators that everyone wins with appropriate regulatory treatment of investments in efficiency and renewable energy.

Our new chief technology officer and new vice president of energy efficiency and their teams are committed to achieving success on these two fronts. They know that our customers need innovative products and services to help them better manage their energy costs and reduce their own environmental footprints — while maintaining the comfort and conveniences they want and expect.

We believe that this balanced strategy is a winning proposition for all stakeholders. Our customers will save money, the environment will be cleaner and our investors will earn fair returns on their investments.



Duke Energy provides the solution

The U.S. Environmental Protection Agency (EPA) facility at Research Triangle Park in North Carolina is the agency's major center for air pollution research and regulation. With 1.2 million square feet for laboratories, computing facilities and offices, it is the largest facility ever designed and built by the EPA. To lead by example, the EPA designed the complex — which was completed in 2001 — to operate with sustainable building practices, including energy efficiency. "The key to energy efficiency is having the right information," says Sam Pagán, the facility's energy director. "Our plans called for a unified system to monitor and meter all of our energy use, and we tried numerous vendors and technologies. Duke Energy was the only company to come up with and deliver a viable solution — a Web-based system that monitors in real time how much water, natural gas, fuel oil and electricity we are using. We now have the mechanism to better manage our annual energy needs and save the EPA considerable energy dollars."

SAM PAGÁN IS DIRECTOR OF THE ENERGY MANAGEMENT AND CONSERVATION STAFF AT THE EPA'S RESEARCH TRIANGLE PARK FACILITY IN NORTH CAROLINA. THE SPRAWLING COMPLEX OF LABS, OFFICES, AND COMPUTING FACILITIES USES AN ENERGY-MONITORING SOLUTION CREATED BY DUKE ENERGY.



(FROM LEFT) JOHN BOONE, BUSINESS DEVELOPMENT MANAGER, TOM FENIMORE, MANAGER OF ENERGY MANAGEMENT SERVICES, AND KEN KERNODLE, CUSTOMER RELATIONS MANAGER, WORKED ON THE DUKE ENERGY TEAMS THAT DESIGNED, DEVELOPED AND DELIVERED AN ENERGY MANAGEMENT SOLUTION FOR THE EPA.



Advancing the "fifth fuel" — U.S. EPA case study

As Sam Pagán of the U.S. Environmental Protection Agency (EPA) notes on a previous page, when the agency needed an energy management and monitoring system for its massive complex of labs, offices and computing facilities in Research Triangle Park in North Carolina, Duke Energy delivered. Three teams from Duke Energy — account management, business development and custom delivery — collaborated with the EPA's energy management team to get the job done.

The first idea was to measure the allocation of electric power and its costs building by building. But it soon became apparent that to achieve the EPA's objective — to view total energy use in real time and analyze that data — a more comprehensive solution would be needed.

The teams worked together to replace ineffective measurement and metering systems with a new energy monitoring and reporting system. The new system tracks the use of city water, natural gas, fuel oil, chilled and heated water, and electricity for the whole complex. It collects the data on a secure Web site and makes it available to campus energy management systems. Controllers working from a central office, or from anywhere on campus with a wireless laptop computer, can monitor and project the energy needs for individual buildings or for the entire complex.

The Duke Energy team also earned the right to install and maintain the system, which may serve as a model for other EPA facilities. As part of the company's renewed focus on energy efficiency, Duke Energy consults with its other large business customers on the benefits of total energy measurement systems.


Duke Energy

Meeting steadily growing demand

Plans to modernize our Cliffside Steam Station in North Carolina will ensure that our customers in the Carolinas have an affordable and reliable supply of power to support the region's economic growth. Our plan called for replacing four old coal units with two supercritical and highly efficient 800-megawatt coal units using advanced emissions controls.

In late February 2007, we received a notice of decision from the North Carolina Utilities Commission, which authorized building one of the two units. The commission also accepted our commitment to invest 1 percent of our revenues in the Carolinas for energy efficiency, subject to appropriate regulatory treatment, and our plan to retire older, less efficient units.

Our estimates were based on two units, and as this annual report was being published, we still needed an air permit for this project. We are studying the commission's decision and the project to determine how to proceed. We won't make a decision until we have a clearer understanding of the overall costs as well as the conditions of the air permit. We are also evaluating the possibility of enhancing and accelerating natural gas-fired plants in our portfolio.

Another important element of our generation strategy is the 2,234-megawatt William States Lee nuclear plant we are proposing to build in South Carolina's Cherokee County. We also continue to explore building an advanced cleaner coal plant in Indiana, and we are pursuing additional energy efficiency programs and renewable technologies.

The net result of these initiatives will help us meet steadily increasing customer demand while reducing multiple environmental impacts of our operations, including carbon emissions.

RICK ROPER IS GENERAL MANAGER OF DUKE ENERGY'S CLIFFSIDE STEAM STATION IN WESTERN NORTH CAROLINA. THE 760-MEGAWATT BASE LOAD POWER PLANT HAS BEEN IN COMMERCIAL OPERATION SINCE 1940.

Challenging conventional wisdom

Our customers want us to solve the new energy equation, and our track record gives them confidence that we can do it. They want better information about their own energy use and more options to control it. For Duke Energy, that means not only providing our customers with electricity, but also showing them how to personalize their energy use. That's our commitment.

We will start by digitizing our electric distribution and transmission grids. These huge networks already link meters, transformers, substations and other technologies with a communication and control infrastructure. By taking our mostly analog distribution grid and converting it to a digital network, we can create an information-rich communication system. Our plan is to create the "utility of the future."

UTILITY OF THE FUTURE

As the electric grid goes digital, we can meet our customers' growing appetite for better energy-efficiency information, programs and technologies; for plug-in electric hybrid vehicles; for distributed generation, which is power produced from smaller and more localized generating units, and for more base load power generated from renewable sources.

A NEW BUSINESS MODEL

The utility of the future will focus on generating, delivering and using energy more efficiently. The business model is based on capturing information and relaying it to our customers, who can use it to make better energy decisions. This model will also help us balance supply and demand, and respond faster to service interruptions.

For example, new "smart meters" will tell customers exactly how much electricity they are using at any given time. These meters will also tell us when, how and in what quantities customers are using power. This will allow us to provide exactly what they need along the most efficient distribution circuits. In essence, the meter becomes an interactive information gateway, not just a passive billing device. The usage data we compile will also help us make better long-term decisions about the need for new transmission and distribution systems.

The utility of the future will make us all more efficient. Already on the drawing board are designs for new transformers that will convert voltages with greater efficiency for homes and businesses. New electric wire alloys will let us transmit power with less resistance. All of the components of the energy delivery system will be linked through real time communication over wires already in place in every home and business.

We have several other initiatives already under way, including our broadband-over-power-line (BPL) pilot programs in Charlotte, N.C., and Cincinnati, Ohio. Our energy monitoring and metering solution at the EPA labs and computing center at Research Triangle Park in North Carolina (see pages 23-25) can be the platform for the expansion of this technology to residential, commercial and industrial customers.

FORMING ALLIANCES

Our imaginative initiatives aren't limited to smart metering and exploring new technologies. To promote energy efficiency, we are forming new collaboratives with our stakeholders, including alliances with retailers and suppliers, to inform customers — both small and large — of readily available tools and technologies to reduce energy use.

Duke Energy is well positioned to solve energy problems for our customers. We understand energy use, we have a low cost of capital, and we are working through alliances and with third parties to implement the best solutions for customers.

The long-term goal for the utility of the future is simple: to provide greater reliability with less environmental impact at a lower cost to our customers. New programs delivered through new channels will make it happen.



Balancing customer and shareholder interests

Our primary goals are to deliver competitively priced, reliable energy to our customers while protecting the environment and earning reasonable returns for our investors. In this growing economy, we need to make major investments in a new generation of power plants, as well as in our transmission and distribution systems, in order to meet increasing customer demands for energy. Given the uncertainties about future environmental regulations, we also want to expand our portfolio to include more energy-efficient products and services, and more renewable energy options. We are convinced that a diverse resource portfolio will be more cost-effective and sustainable over the long term. The new challenges we face demand new regulatory solutions. Too often, traditional regulatory policies pit customer interests against shareholder interests. We are committed to finding regulatory strategies that align the interests of customers and shareholders, resulting in benefits to both in all five states where we do business.

KAY PASHOS IS VICE PRESIDENT FOR REGULATORY STRATEGY AT DUKE ENERGY.
HER TEAM IS RESPONSIBLE FOR PERSUADING STATE REGULATORS TO APPROVE THE COMPANY'S REGULATORY STRATEGY,
WHICH TAKES INTO ACCOUNT THE NEEDS OF BOTH CUSTOMERS AND SHAREHOLDERS.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per-share amounts)	Years Ended December 31, 2006	2005	2004
Operating Revenues			
Non-regulated electric, natural gas, natural gas liquids, and other	**$ 3,158**	$ 7,212	$11,322
Regulated electric	**7,678**	5,406	5,041
Regulated natural gas and natural gas liquids	**4,348**	3,679	3,233
Total operating revenues	**15,184**	16,297	19,596
Operating Expenses			
Natural gas and petroleum products purchased	**1,829**	5,827	9,225
Operation, maintenance and other	**4,415**	3,540	3,313
Fuel used in electric generation and purchased power	**3,403**	1,610	1,576
Depreciation and amortization	**2,049**	1,728	1,750
Property and other taxes	**769**	571	513
Impairments and other charges	**28**	140	64
Total operating expenses	**12,493**	13,416	16,441
Gains on Sales of Investments in Commercial and Multi-Family Real Estate	**201**	191	192
Gains (Losses) on Sales of Other Assets and Other, net	**276**	534	(416)
Operating Income	**3,168**	3,606	2,931
Other Income and Expenses			
Equity in earnings of unconsolidated affiliates	**732**	479	161
(Losses) Gains on sales and impairments of equity investments	**(20)**	1,225	(4)
Gain on sale of subsidiary stock	**15**	—	—
Other income and expenses, net	**281**	105	147
Total other income and expenses	**1,008**	1,809	304
Interest Expense	**1,253**	1,066	1,282
Minority Interest Expense	**61**	538	200
Earnings From Continuing Operations Before Income Taxes	**2,862**	3,811	1,753
Income Tax Expense from Continuing Operations	**843**	1,282	507
Income From Continuing Operations	**2,019**	2,529	1,246
(Loss) Income From Discontinued Operations, net of tax	**(156)**	(701)	244
Income Before Cumulative Effect of Change in Accounting Principle	**1,863**	1,828	1,490
Cumulative Effect of Change in Accounting Principle, net of tax and minority interest	**—**	(4)	—
Net Income	**1,863**	1,824	1,490
Dividends and Premiums on Redemption of Preferred and Preference Stock	—	12	9
Earnings Available For Common Stockholders	**$ 1,863**	$ 1,812	$ 1,481
Common Stock Data			
Weighted-average shares outstanding			
Basic	**1,170**	934	931
Diluted	**1,188**	970	966
Earnings per share (from continuing operations)			
Basic	**$ 1.73**	$ 2.69	$ 1.33
Diluted	**$ 1.70**	$ 2.60	$ 1.29
(Loss) earnings per share (from discontinued operations)			
Basic	**$ (0.14)**	$ (0.75)	$ 0.26
Diluted	**$ (0.13)**	$ (0.72)	$ 0.25
Earnings per share (before cumulative effect of change in accounting principle)			
Basic	**$ 1.59**	$ 1.94	$ 1.59
Diluted	**$ 1.57**	$ 1.88	$ 1.54
Earnings per share			
Basic	**$ 1.59**	$ 1.94	$ 1.59
Diluted	**$ 1.57**	$ 1.88	$ 1.54
Dividends per share	**$ 1.26**	$ 1.17	$ 1.10

See Notes to Consolidated Financial Statements in Duke Energy's 2006 Form 10-K.

CONSOLIDATED BALANCE SHEETS

	December 31,	
(In millions, except per-share amounts)	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 948	$ 511
Short-term investments	1,514	632
Receivables (net of allowance for doubtful accounts of $94 at December 31, 2006 and $127 at December 31, 2005)	2,256	2,580
Inventory	1,358	863
Assets held for sale	28	1,528
Unrealized gains on mark-to-market and hedging transactions	107	87
Other	729	1,756
Total current assets	6,940	7,957
Investments and Other Assets		
Investments in unconsolidated affiliates	2,305	1,933
Nuclear decommissioning trust funds	1,775	1,504
Goodwill	8,175	3,775
Intangibles, net	905	65
Notes receivable	224	138
Unrealized gains on mark-to-market and hedging transactions	248	62
Assets held for sale	134	3,597
Investments in residential, commercial and multi-family real estate (net of accumulated depreciation of $17 at December 31, 2005)	—	1,281
Other	2,304	2,678
Total investments and other assets	16,070	15,033
Property, Plant and Equipment		
Cost	58,330	40,823
Less accumulated depreciation and amortization	16,883	11,623
Net property, plant and equipment	41,447	29,200
Regulatory Assets and Deferred Debits		
Deferred debt expense	320	269
Regulatory assets related to income taxes	1,361	1,338
Other	2,562	926
Total regulatory assets and deferred debits	4,243	2,533
Total Assets	$68,700	$54,723
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,686	$ 2,431
Notes payable and commercial paper	450	83
Taxes accrued	434	327
Interest accrued	302	230
Liabilities associated with assets held for sale	26	1,488
Current maturities of long-term debt	1,605	1,400
Unrealized losses on mark-to-market and hedging transactions	134	204
Other	1,976	2,255
Total current liabilities	6,613	8,418
Long-term Debt	18,118	14,547
Deferred Credits and Other Liabilities		
Deferred income taxes	7,003	5,253
Investment tax credit	175	144
Unrealized losses on mark-to-market and hedging transactions	238	10
Liabilities associated with assets held for sale	18	2,085
Asset retirement obligations	2,301	2,058
Other	7,327	5,020
Total deferred credits and other liabilities	17,062	14,570
Commitments and Contingencies		
Minority Interests	805	749
Common Stockholders' Equity		
Common stock, $0.001 par value, 2 billion shares authorized; 1,257 million and zero shares outstanding at December 31, 2006 and December 31, 2005, respectively	1	—
Common stock, no par, 2 billion shares authorized; zero and 928 million shares outstanding at December 31, 2006 and December 31, 2005, respectively	—	10,446
Additional paid-in capital	19,854	—
Retained earnings	5,652	5,277
Accumulated other comprehensive income	595	716
Total common stockholders' equity	26,102	16,439
Total Liabilities and Common Stockholders' Equity	$68,700	$54,723

See Notes to Consolidated Financial Statements in Duke Energy's 2006 Form 10-K.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Years Ended December 31, 2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 1,863**	$ 1,824	$ 1,490
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including amortization of nuclear fuel)	**2,215**	1,884	2,037
Cumulative effect of change in accounting principle	**—**	4	—
Gains on sales of investments in commercial and multi-family real estate	**(201)**	(191)	(201)
Gains on sales of equity investments and other assets	**(365)**	(1,771)	(193)
Impairment charges	**48**	159	194
Deferred income taxes	**250**	282	867
Minority Interest	**61**	538	195
Equity in earnings of unconsolidated affiliates	**(732)**	(479)	(161)
Purchased capacity levelization	**(14)**	(14)	92
Contributions to company-sponsored pension plans	**(172)**	(45)	(279)
(Increase) decrease in			
Net realized and unrealized mark-to-market and hedging transactions	**(134)**	443	216
Receivables	**844**	(249)	(231)
Inventory	**(24)**	(80)	(48)
Other current assets	**1,276**	(944)	(33)
Increase (decrease) in			
Accounts payable	**(1,524)**	117	(5)
Taxes accrued	**(69)**	53	188
Other current liabilities	**(594)**	622	91
Capital expenditures for residential real estate	**(322)**	(355)	(322)
Cost of residential real estate sold	**143**	294	268
Other, assets	**1,005**	193	(155)
Other, liabilities	**194**	533	158
Net cash provided by operating activities	**3,748**	2,818	4,168
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**(3,381)**	(2,327)	(2,161)
Investment expenditures	**(89)**	(43)	(46)
Acquisitions, net of cash acquired	**(284)**	(294)	—
Cash acquired from acquisition of Cinergy	**147**	—	—
Purchases of available-for-sale securities	**(33,436)**	(40,317)	(65,929)
Proceeds from sales and maturities of available-for-sale securities	**32,596**	40,131	65,098
Net proceeds from the sales of equity investments and other assets, and sales of and collections on notes receivable	**2,861**	2,375	1,619
Proceeds from the sales of commercial and multi-family real estate	**254**	372	606
Settlement of net investment hedges and other investing derivatives	**(163)**	(296)	—
Distributions from equity investments	**152**	383	—
Purchases of emission allowances	**(228)**	(18)	—
Sales of emission allowances	**194**	—	—
Other	**49**	(92)	20
Net cash used in investing activities	**(1,328)**	(126)	(793)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the:			
Issuance of long-term debt	**2,369**	543	153
Issuance of common stock and common stock related to employee benefit plans	**127**	41	1,704
Payments for the redemption of:			
Long-term debt	**(2,098)**	(1,346)	(3,646)
Preferred stock of a subsidiary	**(12)**	(134)	(176)
Decrease in cash overdrafts	**(2)**	—	—
Notes payable and commercial paper	**(412)**	165	(67)
Distributions to minority interests	**(304)**	(861)	(1,477)
Contributions from minority interests	**247**	779	1,277
Dividends paid	**(1,488)**	(1,105)	(1,065)
Repurchase of common shares	**(500)**	(933)	—
Proceeds from Duke Energy Income Fund	**104**	110	—
Other	**8**	24	19
Net cash used in financing activities	**(1,961)**	(2,717)	(3,278)
Changes in cash and cash equivalents included in assets held for sale	**(22)**	3	39
Net increase (decrease) in cash and cash equivalents	**437**	(22)	136
Cash and cash equivalents at beginning of period	**511**	533	397
Cash and cash equivalents at end of period	**$ 948**	$ 511	$ 533
Supplemental Disclosures			
Cash paid for interest, net of amount capitalized	**$ 1,154**	$ 1,089	$ 1,323
Cash paid (refunded) for income taxes	**$ 460**	$ 546	$ (339)
Acquisition of Cinergy Corp.			
Fair value of assets acquired	**$ 17,304**	$ —	$ —
Liabilities assumed	**$ 12,709**	$ —	$ —
Issuance of common stock	**$ 8,993**	$ —	$ —
Significant non-cash transactions:			
Conversion of convertible notes to stock	**$ 632**	$ 28	$ —
AFUDC-equity component	**$ 58**	$ 30	$ 25
Transfer of DEFS Canadian Facilities	**$ —**	$ 97	$ —
Debt retired in connection with disposition of business	**$ —**	$ —	$ 840
Note receivable from sale of southeastern plants	**$ —**	$ —	$ 48
Remarketing of senior notes	**$ —**	$ —	$ 1,625

See Notes to Consolidated Financial Statements in Duke Energy's 2006 Form 10-K.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

					Accumulated Other Comprehensive Income (Loss)					
(In millions)	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Adjustments	Net Gains (Losses) on Cash Flow Hedges	Minimum Pension Liability Adjustment	SFAS No. 158 Adjustment	Other	Total
Balance December 31, 2003	**911**	**$ 9,513**	**$ —**	**$ 4,066**	**$315**	**$ 298**	**$(444)**	**$ —**	**$ —**	**$ 13,748**
Net income	—	—	—	1,490	—	—	—	—	—	1,490
Other Comprehensive Income										
Foreign currency translation adjustments	—	—	—	—	279	—	—	—	—	279
Foreign currency translation adjustments reclassified into earnings as a result of the sale of Asia-Pacific Business	—	—	—	—	(54)	—	—	—	—	(54)
Net unrealized gains on cash flow hedges [b]	—	—	—	—	—	311	—	—	—	311
Reclassification into earnings from cash flow hedges [c]	—	—	—	—	—	(83)	—	—	—	(83)
Minimum pension liability adjustment [d]	—	—	—	—	—	—	28	—	—	28
Total comprehensive income										1,971
Dividend reinvestment and employee benefits	5	128	—	—	—	—	—	—	—	128
Equity offering	41	1,625	—	—	—	—	—	—	—	1,625
Common stock dividends	—	—	—	(1,018)	—	—	—	—	—	(1,018)
Preferred and preference stock dividends	—	—	—	(9)	—	—	—	—	—	(9)
Other capital stock transactions, net	—	—	—	(4)	—	—	—	—	—	(4)
Balance December 31, 2004	**957**	**$11,266**	**$ —**	**$ 4,525**	**$540**	**$ 526**	**$(416)**	**$ —**	**$ —**	**$ 16,441**
Net income	—	—	—	1,824	—	—	—	—	—	1,824
Other Comprehensive Income										
Foreign currency translation adjustments [a]	—	—	—	—	306	—	—	—	—	306
Net unrealized gains on cash flow hedges [b]	—	—	—	—	—	413	—	—	—	413
Reclassification into earnings from cash flow hedges [c]	—	—	—	—	—	(1,026)	—	—	—	(1,026)
Minimum pension liability adjustment [d]	—	—	—	—	—	—	356	—	—	356
Other [f]	—	—	—	—	—	—	—	—	17	17
Total comprehensive income										1,890
Dividend reinvestment and employee benefits	3	85	—	—	—	—	—	—	—	85
Stock repurchase	(33)	(933)	—	—	—	—	—	—	—	(933)
Conversion of debt	1	28	—	—	—	—	—	—	—	28
Common stock dividends	—	—	—	(1,093)	—	—	—	—	—	(1,093)
Preferred and preference stock dividends	—	—	—	(12)	—	—	—	—	—	(12)
Other capital stock transactions, net	—	—	—	33	—	—	—	—	—	33
Balance December 31, 2005	**928**	**$10,446**	**$ —**	**$ 5,277**	**$846**	**$ (87)**	**$ (60)**	**$ —**	**$ 17**	**$ 16,439**
Net income	—	—	—	1,863	—	—	—	—	—	1,863
Other Comprehensive Income										
Foreign currency translation adjustments	—	—	—	—	103	—	—	—	—	103
Net unrealized gains on cash flow hedges [b]	—	—	—	—	—	6	—	—	—	6
Reclassification into earnings from cash flow hedges [c]	—	—	—	—	—	36	—	—	—	36
Minimum pension liability adjustment [d]	—	—	—	—	—	—	(1)	—	—	(1)
Other [f]	—	—	—	—	—	—	—	—	(15)	(15)
Total comprehensive income										1,992
Retirement of old Duke Energy shares	(927)	(10,399)	—	—	—	—	—	—	—	(10,399)
Issuance of new Duke Energy shares	927	1	10,398	—	—	—	—	—	—	10,399
Common stock issued in connection with Cinergy merger	313	—	8,993	—	—	—	—	—	—	8,993
Conversion of Cinergy options to Duke Energy options	—	—	59	—	—	—	—	—	—	59
Dividend reinvestment and employee benefits	6	22	172	—	—	—	—	—	—	194
Stock repurchase	(17)	(69)	(431)	—	—	—	—	—	—	(500)
Common stock dividends	—	—	—	(1,488)	—	—	—	—	—	(1,488)
Conversion of debt to equity	27	—	632	—	—	—	—	—	—	632
Tax benefit due to conversion of debt to equity	—	—	34	—	—	—	—	—	—	34
Adjustment due to SFAS No. 158 adoption [e]	—	—	—	—	—	—	61	(311)	—	(250)
Other capital stock transactions, net	—	—	(3)	—	—	—	—	—	—	(3)
Balance December 31, 2006	**1,257**	**$ 1**	**$19,854**	**$ 5,652**	**$949**	**$ (45)**	**$ —**	**$(311)**	**$ 2**	**$ 26,102**

[a] Foreign currency translation adjustments, net of $62 tax benefit in 2005. The 2005 tax benefit related to the settled net investment hedges (see Note 8 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K). Substantially all of the 2005 tax benefit is a correction of an immaterial accounting error related to prior periods.

[b] Net unrealized gains on cash flow hedges, net of $3 tax expense in 2006, $233 tax expense in 2005, and $170 tax expense in 2004.

[c] Reclassification into earnings from cash flow hedges, net of $19 tax expense in 2006, $583 tax benefit in 2005, and $45 tax benefit in 2004. Reclassification into earnings from cash flow hedges in 2006, is due primarily to the recognition of Duke Energy North America's (DENA) unrealized net gains related to hedges on forecasted transactions which will no longer occur as a result of the sale to LS Power of substantially all of DENA's assets and contracts outside of the Midwestern United States and certain contractual positions related to the Midwestern assets (see Notes 8 and 13 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K).

[d] Minimum pension liability adjustment, net of $0 tax benefit in 2006, $228 tax expense in 2005, and $18 tax expense in 2004.

[e] Adjustment due to SFAS No. 158 adoption, net of $144 tax benefit in 2006. Excludes $595 recorded as a regulatory asset (see Note 22 to the Consolidated Financial Statements in Duke Energy's 2006 Form 10-K).

[f] Net of $9 tax benefit in 2006, and $10 tax expense in 2005.

See Notes to Consolidated Financial Statements in Duke Energy's 2006 Form 10-K.



WILLIAM BARNET III



G. ALEX BERNHARDT SR.



MICHAEL G. BROWNING



PHILLIP R. COX



ANN MAYNARD GRAY



JAMES H. HANCE JR.



JAMES T. RHODES



JAMES E. ROGERS



MARY L. SCHAPIRO



DUDLEY S. TAFT

BOARD OF DIRECTORS

William Barnet III
Chairman, President and CEO, The Barnet Co. Inc.;
Chair, Finance and Risk Management Committee;
Member, Nuclear Oversight Committee
Barnet joined Duke Energy's board in 2005. He has been mayor of Spartanburg, S.C., since 2002. He serves on the board of directors of Bank of America and is a trustee of the Duke Endowment. Barnet was named to the South Carolina Business Hall of Fame in 2004.

G. Alex Bernhardt Sr.
Chairman and CEO, Bernhardt Furniture Co.;
Member, Audit and Nuclear Oversight Committees
Bernhardt joined Duke Energy's board in 1991. Besides leading the family business in Lenoir, N.C., he serves on the board of directors of Communities In Schools. He is director emeritus and past president of the American Furniture Manufacturers Association and past president of the International Home Furnishings Marketing Association.

Michael G. Browning
President and Chairman of the Board, Browning Investments Inc.;
Member, Compensation, Corporate Governance, and Finance and Risk Management Committees
Browning joined Cinergy's board in 1994. He is a former director of PSI Energy. He is a member of the boards of directors of the Indianapolis Convention & Visitors Association and the Indianapolis Museum of Art. He serves on the St. Vincent Hospital and Health Care Center advisory board and on the Indiana Public Officers Compensation Commission.

Phillip R. Cox
President and CEO, Cox Financial Corp.;
Chair, Audit Committee
Cox became a Cinergy director in 1994. He is a former director of Cincinnati Gas & Electric. He is chairman of the board of Cincinnati Bell. He is a board member of Touchstone Mutual Funds, The Timken Company and Diebold Inc. He also serves on the boards of the Cincinnati Business Committee and the University of Cincinnati.

Ann Maynard Gray
Former President, Diversified Publishing Group of ABC Inc.;
Lead Director; Chair, Corporate Governance Committee;
Member, Compensation, and Finance and Risk Management Committees
Gray became a Duke Energy director in 1994. She has held a number of senior positions with American Broadcasting Companies, including senior vice president of finance, treasurer and vice president of planning. She serves on the boards of the Phoenix Companies and Elan Corp. plc, and she is a past member of the board of trustees of J.P. Morgan Funds.

James H. Hance Jr.
Retired Vice Chairman, Chief Financial Officer and Board Member, Bank of America;
Chair, Compensation Committee; Member, Finance and Risk Management Committee
Hance joined Duke Energy's board in 2005. A certified public accountant, he spent 17 years with Price Waterhouse. He serves on the boards of directors for Sprint Nextel Corp., Cousins Properties Inc. and Rayonier Corp. He is a trustee of Washington University and of Johnson & Wales University.

James T. Rhodes
Retired Chairman, President and CEO, Institute of Nuclear Power Operations (INPO);
Chair, Nuclear Oversight Committee; Member, Audit Committee
Rhodes became a director of Duke Energy in 2001. A former president and CEO of Virginia Power, he is a member of the Electric Power Research Institute's advisory council. Rhodes is a former board member of INPO, the Nuclear Energy Institute, Virginia Electric and Power Co., Dominion Resources Inc., Edison Electric Institute, the Southeastern Electric Exchange and NationsBank N.A.

James E. Rogers
Chairman, President and CEO, Duke Energy
Rogers became chairman of Duke Energy in 2007. He was chairman and CEO of Cinergy prior to its merger with Duke Energy. Rogers is chairman and serves on the Executive Committee of the Edison Electric Institute. He is a director of Fifth Third Bancorp and Cigna Corp. He is a member of the boards of directors of the Nuclear Energy Institute, the Institute of Nuclear Power Operations, the Alliance to Save Energy, the National Coal Council and the Nicholas Institute for Environmental Policy Solutions.

Mary L. Schapiro
Chairman and CEO, National Association of Securities Dealers (NASD);
Member, Audit and Corporate Governance Committees
Schapiro became a Cinergy director in 1999. She is a member of the board of governors of NASD, the world's largest private-sector securities regulator. Previously, as chairman of the Commodity Futures Trading Commission, she participated in the President's Working Group on Financial Markets. She also served as a commissioner on the Securities and Exchange Commission for six years. She currently serves on the board of directors of Kraft Foods Inc. and the board of trustees of Franklin and Marshall College.

Dudley S. Taft
President and CEO, Taft Broadcasting Co.;
Member, Compensation and Nuclear Oversight Committees
Taft served on Cinergy's board beginning in 1994 and was a director of Cincinnati Gas & Electric from 1985 until 1995. He serves on the boards of the Unifi Mutual Holding Co., Fifth Third Bancorp and Tribune Co. He is chairman of the Cincinnati Association for the Arts and a trustee of Boys and Girls Clubs of Greater Cincinnati.


HENRY B. BARRON JR.


PAUL H. BARRY


LYNN J. GOOD


DAVID L. HAUSER


JULIA S. JANSON


MARC E. MANLY


WILLIAM R. MCCOLLUM JR.


SANDRA P. MEYER


THOMAS C. O'CONNOR


CATHY S. ROCHE


CHRISTOPHER C. ROLFE


ELLEN T. RUFF


JIM L. STANLEY


R. SEAN TRAUSCHKE


B. KEITH TRENT


JAMES L. TURNER

EXECUTIVE MANAGEMENT

Henry B. Barron Jr.
Group Executive and Chief Nuclear Officer
Barron became Duke Energy's chief nuclear officer in 2004. He is responsible for the safe operation of the company's three nuclear generating stations. He joined Duke Power in 1972 as a nuclear power plant engineer.

Paul H. Barry
Senior Vice President and Chief Development Officer
Barry is responsible for all corporate development, mergers and acquisitions. He previously served as group executive and president of Duke Energy Americas, where his responsibilities included non-regulated generation and services, trading and marketing, and international operations.

Lynn J. Good
Senior Vice President and Treasurer
Good leads the treasury functions for the company, as well as insurance, market and credit risk management, and corporate financial planning and analysis. She previously served as executive vice president and chief financial officer for Cinergy.

David L. Hauser
Group Executive and Chief Financial Officer
Hauser became Duke Energy's CFO in 2004. He leads the financial function, which includes the controller's office, treasury, tax, risk management and insurance. Since Hauser joined Duke Power in 1973, he has held various leadership positions, including controller.

Julia S. Janson
Senior Vice President, Ethics and Compliance, and Corporate Secretary
Janson directs Duke Energy's ethics and compliance program and serves as corporate secretary. Until the recent merger, she was with Cinergy, where she was named corporate secretary in 2000, and chief compliance officer in 2004.

Marc E. Manly
Group Executive and Chief Legal Officer
Manly leads a group that comprises the legal department, internal audit services, the ethics and compliance office, and the corporate secretary. He served as Cinergy's executive vice president and chief legal officer from 2002 until Cinergy merged with Duke Energy.

William R. McCollum Jr.
Group Executive and Chief Regulated Generation Officer
McCollum is responsible for the company's regulated fossil fuel and hydroelectric power generation, including portfolio optimization, engineering, construction, project management and procurement. He joined Duke Power as a nuclear power plant engineer in 1974.

Sandra P. Meyer
President, Duke Energy Ohio and Duke Energy Kentucky
Meyer leads Duke Energy's Ohio and Kentucky operations, which serve more than 810,000 customers. She was formerly group vice president of customer service, sales and marketing for Duke Power.

Thomas C. O'Connor
Group Executive and President, Commercial Businesses
O'Connor is responsible for the Midwest non-regulated generation, Duke Energy International, Duke Energy Generation Services, the telecommunications businesses, the company's equity interest in Crescent Resources, and all corporate development and merger and acquisition activities.

Cathy S. Roche
Senior Vice President and Chief Communications Officer
Roche is responsible for directing and managing Duke Energy's communications with internal and external audiences, as well as executive communications, corporate publications, advertising, and brand management and strategy.

Christopher C. Rolfe
Group Executive and Chief Administrative Officer
Rolfe leads several of Duke Energy's corporate functions, including human resources, information technology and operations services. He previously served as group executive and chief human resources officer.

Ellen T. Ruff
President, Duke Energy Carolinas
Ruff leads Duke Energy's utility business in North Carolina and South Carolina, which serves more than 2.2 million customers. She was formerly group vice president of planning and external relations for Duke Power.

Jim L. Stanley
President, Duke Energy Indiana
Stanley leads Duke Energy's Indiana utility business, which serves more than 760,000 customers. He previously served as vice president of field operations for Duke Energy's Midwest service area.

R. Sean Trauschke
Vice President, Investor Relations
Trauschke is responsible for monitoring trends in investment markets and for maintaining key relationships with investors, financial analysts and financial institutions. He was formerly the company's vice president of risk management, chief risk officer and chief credit officer.

B. Keith Trent
Group Executive and Chief Strategy and Policy Officer
Trent is responsible for strategy, federal policy and government affairs, energy efficiency and technology initiatives, environmental health and safety policy, corporate communications, and sustainability and community affairs. He was formerly chief development officer and general counsel.

James L. Turner
Group Executive and President, U.S. Franchised Electric and Gas
Turner has overall profit and loss responsibility for the company's U.S. Franchised Electric and Gas business, which serves 3.9 million customers in five states. Prior to the merger of Duke Energy and Cinergy, Turner served as president of Cinergy.

2006 AND 2005 ONGOING DILUTED EARNINGS PER SHARE ("EPS")

Duke Energy's 2006 Summary Annual Report references 2006 and 2005 ongoing diluted EPS of $1.81 and $1.73, respectively. Ongoing diluted EPS is a non-GAAP (generally accepted accounting principles) financial measure, as it represents diluted EPS from continuing operations plus the per-share effect of any discontinued operations from our Crescent Resources real estate development company ("Crescent") prior to the deconsolidation of Crescent in September 2006, adjusted for the per-share impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The following is a reconciliation of reported diluted EPS from continuing operations to ongoing diluted EPS for 2006 and 2005:

	2006	2005
Diluted EPS from continuing operations, as reported	**$ 1.70**	$ 2.60
Diluted EPS from discontinued operations, as reported	**(0.13)**	(0.72)
Diluted EPS, as reported	**1.57**	1.88
Adjustments to reported EPS:		
Diluted EPS from discontinued operations excluding Crescent Resources, and cumulative effect of change in accounting principle	**0.13**	0.73
Diluted EPS impact of special items (see detail below)	**0.11**	(0.88)
Diluted EPS, ongoing	**$1.81**	**$1.73**

The following is the detail of the $(0.11) in special items impacting diluted EPS for 2006:

(In millions, except per-share amounts)	**Pre-Tax Amount**	**Tax Effect**	**2006 Diluted EPS Impact**
Natural Gas Transmission gain on contract settlement	$ 24	$ (8)	$ 0.01
Duke Energy portion of gain on Duke Energy Field Services' ("DEFS") asset sale	14	(5)	0.01
Costs to achieve the Cinergy merger	(128)	45	(0.07)
Costs to achieve the spinoff of Spectra Energy	(60)	7	(0.05)
Impairment of Campeche investment	(50)	—	(0.04)
Gain on sale of interest in Crescent	246	(124)	0.10
Gain related to the issuance of units of Natural Gas Transmission's Canadian income fund	15	(5)	0.01
Settlement reserves	(165)	58	(0.09)
Impairment of Bolivia investment	(28)	31	—
Tax adjustment	—	8	0.01
Total Diluted EPS impact			**$(0.11)**

The following is the detail of the $0.88 in special items impacting diluted EPS for 2005:

(In millions, except per-share amounts)	**Pre-Tax Amount**	**Tax Effect**	**2005 Diluted EPS Impact**
Gain on sale of TEPPCO GP (net of minority interest of $343 million)	$791	$(293)	$ 0.51
Gain on sale of TEPPCO LP units	97	(36)	0.06
Loss on de-designation of Field Services' hedges, net of settlements on 2005 positions	(23)	9	(0.01)
Additional liabilities related to mutual insurance companies	(28)	10	(0.02)
Gain on transfer of 19.7 percent interest in DEFS to ConocoPhillips	576	(213)	0.37
Impairment of Campeche investment	(20)	6	(0.01)
Initial and subsequent net mark-to-market gains on de-designating Southeast Duke Energy North America ("DENA") hedges	21	(8)	0.01
Loss on Southeast DENA contract termination	(75)	28	(0.04)
Tax adjustments	—	12	0.01
Total Diluted EPS impact			**$ 0.88**

PROCEEDS FROM CERTAIN SIGNIFICANT 2006 DISPOSITION TRANSACTIONS

Duke Energy's 2006 Summary Annual Report references the nearly $2 billion in after-tax proceeds raised from selling the commercial marketing and trading ("CMT") operations and effectively half of Crescent. The following represents the components of the after-tax proceeds from these transactions:

(In millions)	
Proceeds related to Creation of Crescent Joint Venture	
Net proceeds from issuance of debt by Crescent	$1,190
Proceeds received from sale of equity interest	415
Estimated income tax payments resulting from transaction	(135)
Reduction in reported cash due to deconsolidation of Crescent	(30)
Net after-tax proceeds	$1,440
Proceeds on Sale of CMT	
Net proceeds received (including working capital and base price)	$700
Estimated income tax payments resulting from transaction	(145)
Net after-tax proceeds	$555
Total combined net after-tax proceeds	**$1,995**

2007 EMPLOYEE INCENTIVE TARGET MEASURE

Duke Energy's 2006 Summary Annual Report references the company's 2007 employee incentive target. The EPS measure used for employee incentive bonuses is based on ongoing diluted EPS. Ongoing diluted EPS is a non-GAAP financial measure as it represents diluted EPS from continuing operations adjusted for the per-share impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The most directly comparable GAAP measure for ongoing diluted EPS is reported diluted EPS from continuing operations, which includes the impact of special items. Due to the forward-looking nature of this non-GAAP financial measure, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to forecast any special items for any future periods.

ANTICIPATED ONGOING DILUTED EPS GROWTH PERCENTAGES

Duke Energy's 2006 Summary Annual Report references the company's anticipated growth in ongoing diluted EPS through the end of 2009. These growth percentages are based on anticipated ongoing diluted EPS. Ongoing diluted EPS is a non-GAAP financial measure, as it represents diluted EPS from continuing operations adjusted for the per-share impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The most directly comparable GAAP measure for ongoing diluted EPS is reported diluted EPS from continuing operations, which includes the impact of special items. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile this non-GAAP financial measure to the most directly comparable GAAP financial measure is not available at this time, as management is unable to forecast any special items for any future periods.

FORECASTED 2007 ONGOING SEGMENT AND TOTAL SEGMENT EBIT

Duke Energy's 2006 Summary Annual Report includes a discussion of forecasted 2007 ongoing EBIT for each of Duke Energy's reportable segments as a percentage of forecasted 2007 ongoing total segment EBIT. Forecasted 2007 ongoing segment and total segment EBIT amounts are non-GAAP financial measures, as they reflect segment and total segment EBIT, adjusted for the impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The most directly comparable GAAP measure for forecasted ongoing segment EBIT is reported segment EBIT from continuing operations, which includes the impact of special items. The most directly comparable GAAP measure for ongoing total segment EBIT is reported total segment EBIT, which includes the impact of special items. Due to the forward-looking nature of these non-GAAP financial measures for future periods, information to reconcile these non-GAAP financial measures to the most directly comparable GAAP financial measures is not available at this time, as management is unable to forecast any special items for any future periods.

Annual Meeting
The 2007 Annual Meeting of Duke Energy Shareholders will be:
Date: Thursday, May 10, 2007
Time: 10 a.m.
Place: O.J. Miller Auditorium,
Energy Center
526 South Church Street
Charlotte, NC 28202

Shareholder Services
Shareholders may call (800) 488-3853 or (704) 382-3853 with questions about their stock accounts, legal transfer requirements, address changes, replacement dividend checks, replacement of lost certificates or other services. Additionally, registered users of DUK-Online, our online account management service, may access their accounts through the Internet.

Send written requests to:
Investor Relations
Duke Energy
P.O. Box 1005
Charlotte, NC 28201-1005

For electronic correspondence, visit www.duke-energy.com/contactIR.

Stock Exchange Listing
Duke Energy's common stock is listed on the New York Stock Exchange. The company's common stock trading symbol is DUK.

Web Site Addresses
Corporate home page:
www.duke-energy.com
Investor Relations:
www.duke-energy.com/investors

InvestorDirect Choice Plan
The InvestorDirect Choice Plan provides a simple and convenient way to purchase common stock directly through the company, without incurring brokerage fees. Purchases may be made weekly. Bank drafts for monthly purchases, as well as a safekeeping option for depositing certificates into the plan, are available. The plan also provides for full reinvestment, direct deposit or cash payment of dividends. Additionally, participants may register for DUK-Online, our online account management tool.

Financial Publications
Duke Energy's current annual report, SEC Form 10-K and related financial publications can be found on our Web site at www.duke-energy.com/investors. Printed copies are also available free of charge upon request.

Electronic Delivery
As part of our commitment to sustainability leadership, we are again offering to make a $1 donation to The Nature Conservancy for every shareholder who signs up for electronic delivery of our annual report, proxy statement and our other financial information. Currently, more than 80,000 of you have chosen electronic delivery, and we intend to make an equivalent donation in dollars to The Nature Conservancy. This effort helps preserve our natural resources and significantly reduces our printing and mailing costs.

You only need to sign up once.
To enroll in electronic delivery, go to https://www.icsdelivery.com/duk/index.html. To learn more about the work of The Nature Conservancy, visit http://www.nature.org.

Duplicate Mailings
If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements and other shareholder information. Call Investor Relations for instructions on eliminating duplications or combining your accounts.

Transfer Agent and Registrar
Duke Energy maintains shareholder records and acts as transfer agent and registrar for the company's common stock issues.

Dividend Payment
Duke Energy has paid quarterly cash dividends on its common stock for 80 consecutive years. For the rest of 2007, dividends on common stock are expected to be paid, subject to declaration by the Board of Directors, on June 18, Sept. 17 and Dec. 17, 2007.

Bond Trustee
If you have questions regarding your bond account, call (800) 275-2048, or write to:
The Bank of New York
Global Trust Services
101 Barclay Street
New York, NY 10286

NYSE CEO Certification
Duke Energy Corporation has filed the certification of its chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2006. In November 2006, Duke Energy Corporation's chief executive officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, certified to the NYSE that he was not aware of any violation by Duke Energy Corporation of the NYSE's corporate governance listing standards.

Send Us Feedback
We welcome your opinion on Duke Energy's 2006 Summary Annual Report. Please visit www.duke-energy.com/investors, where you can view the online Annual Report and provide feedback on both the print and online versions. Or contact Investor Relations directly.

DESIGN: PROWOLFE PARTNERS PHOTOGRAPHY: MARK GREEN / WWW.MPG2.COM

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. SW-COC-1530
© 1996 Forest Stewardship Council

Products with a Mixed Sources label support the development of responsible forest management worldwide. The wood comes from Forest Stewardship Council (FSC)-certified well-managed forests, company-controlled sources and/or recycled material. The recycling symbol identifies post-consumer recycled content in these products.

Sustainability At Duke Energy

Duke Energy is no newcomer to sustainability. Our commitment to conduct our business in a way that creates long-term benefits for our stakeholders, our environment and our company has been part of our core business philosophy for years. As such, our approach to sustainability has five focus areas:

Provide innovative products and services for a carbon-constrained, competitive world.
Why it matters: Our customers want products and services that keep them competitive regionally and globally, yet respond to environmental concerns.

Reduce our environmental footprint.
Why it matters: As an energy company, we have a large impact on the environment and depend on natural resources for much of our fuel.

Attract and retain a diverse, high-quality work force.
Why it matters: Energy companies will be differentiated by the quality, creativity and customer focus of their employees.

Help build strong communities.
Why it matters: Our success is linked to the health and prosperity of the communities we serve.

Be profitable and demonstrate strong governance and transparency.
Why it matters: Creating shareholder value and earning the trust and confidence of our many stakeholders keeps us in business.

Duke Energy's annual and periodic updates on sustainability performance are available on our Web site at this link: http://www.duke-energy.com/environment/sustainability.asp.

Duke Energy®

526 South Church Street
Charlotte, NC 28202-1802
704.594.6200
www.duke-energy.com

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